SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIPPER INCORPORATED
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

Not yet issued
(CUSIP Number)

21st Century Education, Inc.
8390 East Via do Ventura, Suite F11 #228
Scottsdale, Arizona 85258
and
Roger V. Davidson, Esq.
Ballard, Spahr, Andrews & Ingersoll LLP
1225 17th Street, Suite 2300
Denver, Colorado 80202
(303) 292-2400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 20, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons; I.R.S. Id. Nos. of Reporting Persons (entities only) 21st Century Education, Inc. (“21st Century”)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization Nevada

	(7)	Sole Voting Power: 800,000

NUMBER OF SHARES BENEFICIALLY OWNED BY	(8)	Shared Voting Power: 0

EACH REPORTING PERSON WITH:	(9)	Sole Dispositive Power: 800,000

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11) 65.0%

(14)	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Dipper Incorporated, a Colorado corporation (“Dipper”). The address of the principal executive offices of Dipper was changed from 7899 West Frost Drive, Littleton, Colorado 80128, to 8390 East Via do Ventura, Suite F11 #228, Scottsdale, Arizona 88258.

Item 2.    Identity and Background.

21st Century Education, Inc., a Nevada corporation

Principal business and office address: 8390 East Via do Ventura, Suite F11 #228, Scottsdale, AZ 88258

Principal business: provides electronic (virtual) curriculum and related consulting services to high schools including charter schools.

During the last five years 21st Century has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David Richter
Business Address: 8390 East Via do Ventura, Suite F11 #228, Scottsdale, Arizona 88258
Present principal occupation or employment: President and sole director of 21st Century and President of e2020 Inc. and ReInvent Ed Inc.
Principal business and address of organization in which employment is conducted: 8390 East Via do Ventura, Suite F11 #228, Scottsdale, Arizona 88258
Citizenship: USA

During the last five years Mr. Richter has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The securities purchased by 21st Century have been paid for in cash in the aggregate amount of $25,000 from 21st Century’s working capital.

Item 4.    Purpose of Transaction.

Effective as of December 20, 2001, Corporate Management Services, Inc., 21st Century and Dipper entered into an Agreement for the Purchase of Common Stock pursuant to which Corporate Management Services, Inc. sold 800,000 shares of the Common Stock to 21st Century for $25,000 on January 3, 2002.

21st Century acquired the shares of the Common Stock in order to acquire control of Dipper and to change Dipper from an inactive company to a company active in providing electronic (virtual) curriculum and related consulting services to high schools.

(a)	It is not anticipated that any additional Dipper securities will be acquired by 21st Century or that any Dipper securities will be disposed of by 21st Century, except as described below.

(b)
21st Century intends to cause Dipper to engage in a share exchange whereby Dipper will acquire all of the outstanding shares of 21st Century in exchange for shares of Dipper and thereafter the Dipper shares owned by 21st Century will be canceled. 21st Century will become a wholly-owned subsidiary of Dipper and Dipper will change its name to 21st Century Education, Inc. and 21st Century will change its name.

(c)	None.

(d)
Concurrent with the closing, all of the officers and directors of Dipper resigned and Mr. David Richter, a director designated by 21st Century, was appointed to Dipper’s Board of Directors. Initially, Mr. Richter will be the sole officer and director of Dipper.

(e)	None.

(f)	None (except as described above).

(g)	None.

(h)	None.

(i)	None.

(j)	Shortly after the closing, the company’s principal executive offices were moved to Arizona.

Item 5.    Interest in Securities of the Issuer.

(a)	21st Century beneficially owns 800,000 shares of Common Stock, which represents approximately 65.0% of the issued and outstanding shares of Common Stock.

(b)	21st Century has sole power to vote or direct the vote and to dispose or direct the disposition of 800,000 shares of Common Stock.

(c)	Other than as set forth herein, there have been no transactions in Common Stock effected by 21st Century during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by 21st Century.

(e)	Not applicable.

Item 6.    Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

21st Century is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

7.1
Agreement for the Purchase of Common Stock dated as of December 20, 2001 by and between Corporate Management Services, Inc., Dipper and 21st Century. (incorporated by reference herein to Exhibit 7.1 of the Form 8-K filed July 24, 2002, Commission file #000-33249).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 24, 2002

21st CENTURY EDUCATION, INC.

/S/    DAVID RICHTER
David Richter, President

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